Sunnova Energy International, Inc. 20 Greenway Plaza, Suite 540 Houston, TX 77046 sunnova.com
SUNNOVA ENERGY INTERNATIONAL INC.
20 East Greenway Plaza, Suite 540
Houston, Texas 77046

October 15, 2024

BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Division of Corporation Finance
Attention: Robert Babula and Mark Wojciechowski

Re:    Sunnova Energy International Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 22, 2024
SEC File No. 001-38995

Dear Messrs. Babula and Wojciechowski:

Set forth below are the responses of Sunnova Energy International Inc., a Delaware corporation (“Sunnova” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 17, 2024 (the “Comment Letter”), with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Commission on February 22, 2024 (the “2023 Form 10-K”). We appreciate the opportunity to discuss your comments during our call on October 2, 2024. For the Staff’s convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the exact text of the Staff’s comments in bold text.

Form 10-K for the Fiscal Year ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Financial and Operational Metrics, page 68

1.We understand from your responses to prior comments one and two that you do not intend to include non-GAAP measures in future periodic reports although may continue such disclosure in earnings releases and investor presentations. You indicate that any measures of Adjusted EBITDA and Adjusted Operating Expenses disclosed in the future would be calculated differently than in the past, although are unsure of the exact composition.

Please submit the draft revisions that you propose by way of amendments to your annual and subsequent interim reports to reflect the changes outlined in your prior response letter and to address the additional comments in this letter, to conform your prior disclosures to the requirements in Items 10(e) and 303(a) of Regulation S-K, and Rule 5-03 of Regulation S-X, as indicated. If you believe that you are able to support limiting compliance to future reports because you do not regard non-compliance in these areas as material, submit the analyses that you performed in formulating that view.

RESPONSE:

We acknowledge the Staff's comment and confirm we do not intend to include non-GAAP measures in any future quarterly or annual filings. We discussed during our fourth quarter 2023 and first quarter 2024 earnings calls our plans to refocus on our core residential solar business. Additionally, we recently appointed a new Chief Financial Officer in June 2024. With these two catalysts, we have been re-evaluating the non-GAAP measures we present in our earnings releases and investor presentations. Beginning with the third quarter of 2024, we will discontinue the presentation of Adjusted EBITDA and Adjusted Operating Expense in future periodic filings, earnings releases and investor presentations. We note we may be required in the compensation discussion and analysis section of our annual proxy statement to disclose Adjusted EBITDA as a compensation target for 2024 and as a non-GAAP financial measure, but in accordance with Instruction 5 to Item 402(b) of Regulation S-K we would only include the required GAAP reconciliation in an annex to the proxy statement as the reconciliation will not be available in our annual report on Form 10-K for the period. Additionally, we expect to discontinue the use of Adjusted EBITDA as a compensation target following this year.

We continuously evaluate our communications with investors, including the information that is useful in communicating our results contextualized within existing market conditions. We acknowledge the Staff's concerns in connection with certain of our adjustments, and to the extent we may in the future decide to present non-GAAP financial measures that reflect those adjustments, we will carefully consider the comments raised by the Staff here and in the applicable rules, regulations and guidance, including order of prominence, appropriate period-over-period comparability and a clear reconciliation to the nearest GAAP measure.

As previously presented, we do not believe these non-GAAP performance measures were misleading. We believe these non-GAAP performance measures were useful in providing an additional measure of our financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis, and to disclose our performance against compensation targets determined by the compensation committee of our Board of Directors.

We acknowledge the Staff's comment to better conform to the requirements in Item 10(e) of Regulation S-K. In future periodic filings on Form 10-Q and Form 10-K, earnings releases and investor presentations we will exclude references to Adjusted EBITDA and Adjusted Operating Expense. We will reflect the changes for all periods presented.

We acknowledge the Staff's comment to better conform to the requirements in Rule 5-03 of Regulation S-X. In future periodic filings on Form 10-Q and Form 10-K, we will revise the presentation of our Consolidated Statements of Operations. As requested, please see draft revisions discussed in our response to comment #4 below.

We acknowledge the Staff's comment to better conform to the requirements in Item 303(a) of Regulation S-K. As requested, we provide below an illustrative example of the future revisions to Management's Discussion and Analysis of Financial Condition and Results of Operations, which we propose to better reflect our business through the eyes of management with a focus on our core business of providing energy services to our customers versus our non-core operations of buying inventory for the purpose of reselling it to dealers or other parties. Additionally, we will include this format of presentation in future periodic filings on Form 10-Q and Form 10-K using the annual 2023 and 2022 amounts in this example.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The following table sets forth our Consolidated Statements of Operations data for the periods indicated.

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
Revenue:
Customer agreements and incentives	$378,136	$280,801	$97,335	35%
Solar energy system and product sales	342,517	276,889	65,628	24%
Total revenue	720,653	557,690	162,963	29%

Operating expense:
Cost of revenue—customer agreements and incentives	149,206	103,586	45,620	44%
Cost of revenue—solar energy system and product sales	278,291	223,491	54,800	25%
Operations and maintenance	96,997	36,679	60,318	164%
General and administrative	430,422	302,004	128,418	43%
Goodwill impairment	13,150	—	13,150	100%
Other operating income	(3,978)	(26,566)	22,588	(85)%
Total operating expense, net	964,088	639,194	324,894	51%

Operating loss	(243,435)	(81,504)	(161,931)	199%

Interest expense, net	371,937	107,775	264,162	245%
Interest income	(115,872)	(59,799)	(56,073)	94%
Other (income) expense	3,949	(3,090)	7,039	(228)%
Loss before income tax	(503,449)	(126,390)	(377,059)	298%

Income tax (benefit) expense	(1,023)	3,886	(4,909)	(126)%
Net loss	(502,426)	(130,276)	(372,150)	286%
Net income (loss) attributable to redeemable noncontrolling interests and noncontrolling interests	(84,465)	31,366	(115,831)	(369)%
Net loss attributable to stockholders	$(417,961)	$(161,642)	$(256,319)	159%

Revenue

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
PPA revenue	$123,646	$104,563	$19,083	18%
Lease revenue	147,788	100,070	47,718	48%
Solar renewable energy certificate revenue	50,375	48,698	1,677	3%
Loan revenue	34,716	18,601	16,115	87%
Service revenue	16,197	4,178	12,019	288%
Other revenue	5,414	4,691	723	15%
Customer agreements and incentives	378,136	280,801	97,335	35%
Inventory sales revenue	185,855	195,980	(10,125)	(5)%
Cash sales revenue	96,072	72,425	23,647	33%
Direct sales revenue	60,590	8,484	52,106	614%
Solar energy system and product sales	342,517	276,889	65,628	24%
Total	$720,653	$557,690	$162,963	29%

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands except weighted average number of systems and per weighted average system amounts)
PPA and lease revenue	$271,434	$204,633	$66,801	33%
Weighted average number of PPA and lease systems	168,500	128,300	40,200	31%
Per weighted average system	$1,611	$1,595	$16	1%

Loan revenue	$34,716	$18,601	$16,115	87%
Weighted average number of systems with loan agreements	85,800	53,900	31,900	59%
Per weighted average system	$405	$345	$60	17%

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands except number of customers and per customer amounts)
Cash sales revenue	$96,072	$72,425	$23,647	33%
Number of cash sales customers	5,800	4,700	1,100	23%
Per customer	$16,564	$15,410	$1,155	7%

Customer Agreements and Incentives. Customer agreements and incentives revenue, which is considered core to our business operations, increased by $97.3 million (+35%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of solar energy systems in service. The fluctuations in revenue per weighted average system are affected by (a) market factors, (b) weather seasonality, (c) system sizes and (d) whether the systems include storage. PPA and lease revenue are generated from the solar energy systems and energy storage systems we own. The weighted average number of PPA and lease systems increased from 128,300 for the year ended December 31, 2022 to 168,500 (+31%) for the year ended December 31, 2023. Revenue from our PPA and leases, on a weighted average number of systems basis, remained relatively flat at

$1,595 per system for the year ended December 31, 2022 compared to $1,611 per system for the same period in 2023 (+1%). This overall slight increase is primarily due to a higher percentage of solar energy systems with storage and slightly larger average system sizes. The weighted average number of systems with loan agreements increased from 53,900 for the year ended December 31, 2022 to 85,800 (+59%) for the year ended December 31, 2023. Loan revenue, on a weighted average number of systems basis, increased from $345 per system for the year ended December 31, 2022 to $405 per system for the same period in 2023 (+17%) primarily due to an increase in the fees we charged for operations and maintenance services. Service revenue increased by $12.0 million (+288%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of one-time transactions for repair services related to third-party solar energy systems, which we do not believe will be as significant in the future.

Solar Energy System and Product Sales Revenue. Solar energy system and product sales revenue increased by $65.6 million (+24%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in revenue related to our core business, which includes direct sales revenue and cash sales revenue that increased due to an increase in customers. This increase in core business revenue is partially offset by a decrease in inventory sales revenue, which we consider non-core to our business, as further explained below. Direct sales revenue increased by $52.1 million (+614%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to a ramp up of personnel supporting direct sales and an increased focus on direct sales of additional services to new and existing customers. Cash sales revenue increased by $23.6 million (+33%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of cash sales customers, primarily derived from our relationship with Lennar Corporation. The number of cash sales customers increased from 4,700 for the year ended December 31, 2022 to 5,800 (+23%) for the year ended December 31, 2023. Cash sales revenue, on a per customer basis, increased from $15,410 per customer for the year ended December 31, 2022 to $16,564 per customer for the same period in 2023 (+7%) primarily due to larger system sizes with more storage included and thus, higher revenue (and higher associated costs). Inventory sales revenue decreased by $10.1 million (-5%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to our dealers having sufficient inventory on hand from prior purchases and also based on our strategic focus to shift away from buying inventory to resell to our dealers or other parties in order to focus on our core business of providing energy services to our customers.

Cost of Revenue—Customer Agreements and Incentives

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
Depreciation related to solar energy systems and energy storage systems	$130,261	$96,280	$33,981	35%
Cost of revenue related to service customers, loan agreements and underwriting costs for new customers and solar energy systems	18,945	7,306	11,639	159%
Total	$149,206	$103,586	$45,620	44%

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands except weighted average number of systems and per weighted average system amounts)
Depreciation related to solar energy systems and energy storage systems	$130,261	$96,280	$33,981	35%
Weighted average number of PPA and lease systems	168,500	128,300	40,200	31%
Per weighted average system	$773	$750	$23	3%

Cost of revenue—customer agreements and incentives, which is considered core to our business operations, increased by $45.6 million (+44%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in depreciation related to solar energy systems and energy storage systems, which increased by $34.0 million (+35%). This increase is aligned with the related revenue discussed above, which increased 33%, and is primarily due to a 31% increase in the weighted average number of PPA and lease systems from 128,300 for the year ended December 31, 2022 to 168,500 for the year ended December 31, 2023. On a weighted average number of systems basis, depreciation related to solar energy systems and energy storage systems remained relatively flat at $750 per system for the year ended December 31, 2022 compared to $773 per system for the same period in 2023 (+3%). This overall increase is primarily due to a higher percentage of solar energy systems with storage and slightly larger average system sizes. Cost of revenue related to service customers, loan agreements and underwriting costs (such as credit checks, title searches and the amortization of Uniform Commercial Code filing costs) for new customers and solar energy systems increased by $11.6 million (+159%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of one-time transactions for repair services activities related to third-party solar energy systems, which we do not believe will be as significant in the future, and a higher number of customers placed in service for which we incurred underwriting costs.

Cost of Revenue—Solar Energy System and Product Sales

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
Inventory sales costs	$176,371	$178,310	$(1,939)	(1)%
Cash sales costs	52,644	38,766	13,878	36%
Direct sales costs	48,049	6,262	41,787	667%
Underwriting costs and other	1,227	153	1,074	702%
Total	$278,291	$223,491	$54,800	25%

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands except number of customers and per customer amounts)
Cash sales costs	$52,644	$38,766	$13,878	36%
Number of cash sales customers	5,800	4,700	1,100	23%
Per customer	$9,077	$8,248	$828	10%

Cost of revenue—solar energy system and product sales increased by $54.8 million (+25%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to increases in costs related to our core business, which includes direct sales costs and cash sales costs that increased due to an increase in customers. This increase in core business costs is partially offset by a decrease in inventory sales costs, which we consider non-core to our business, as further explained below. Direct sales costs increased by $41.8 million (+667%) in the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase is aligned with the related revenue discussed above, which increased 614%, and is primarily due to a ramp up of personnel supporting direct sales and an increased focus on direct sales of additional services to new and existing customers. Cash sales costs increased by $13.9 million (+36%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to an increase in the number of cash sales customers, primarily derived from our relationship with Lennar Corporation. The number of cash sales customers increased from 4,700 for the year ended December 31, 2022 to 5,800 for the year ended December 31, 2023. On a per customer basis, cash sales costs increased from $8,248 per customer for the year ended December 31, 2022 to $9,077 per customer for the same period in 2023

(+10%) primarily due to larger system sizes with more storage included and thus higher costs. Inventory sales costs decreased by $1.9 million (-1%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to less inventory sales due to our dealers having sufficient inventory on hand from prior purchases and based on our strategic focus to shift away from buying inventory to resell to our dealers or other parties in order to focus on our core business of providing energy services to our customers.

Operations and Maintenance Expense

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
Maintenance and servicing of solar energy system and energy storage systems	$37,448	$16,786	$20,662	123%
Property insurance	11,207	7,820	3,387	43%
Inventory physical count reconciliation adjustments	9,793	—	9,793	100%
Advance of inventory to dealers, not recoverable	10,506	—	10,506	100%
Inventory write down to net realizable value	5,286	5,375	(89)	(2)%
Non-recoverable costs from terminated dealers	12,261	—	12,261	100%
Other impairments	5,596	3,084	2,512	81%
Warranty and other operations and maintenance expense	4,900	3,614	1,286	36%
Total	$96,997	$36,679	$60,318	164%

Operations and maintenance expense increased by $60.3 million (+164%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to:

(a) an increase in maintenance and servicing costs for our customers of $20.7 million (+123%) as the number of customers increased,
(b) charges recognized for non-recoverable costs from terminated dealers of $12.3 million,
(c) impairments and charges related to inventory physical count adjustments of $9.8 million and non-recoverable costs for inventory advanced to certain dealers of $10.5 million and
(d) an increase in property insurance costs of $3.4 million (+43%) primarily due to more assets to insure.

We consider the inventory-related impairments during 2023 of $25.6 million to be non-core in nature and do not expect these types of impairments in the future to be as significant as the charges in 2023. These inventory-related impairments increased $20.2 million (+376%) during the year ended December 31, 2023 compared to the year ended December 31, 2022 primarily due to market conditions. We planned to re-sell this inventory to our dealers and other third parties for a margin in exchange for providing them access to otherwise scarce materials during a time of constraint within the relevant supply chain. However, beginning in the latter half of 2023 as the supply chain normalized, our dealers regained access to inventory through other channels and at lower prices, and we shifted away from buying inventory to resell and refocused on our core business of providing energy services to our customers. In addition, we recognized charges to operations and maintenance expense to reflect the amount of inventory we owned and equipment prices dropping for the certain types of inventory we held. Also, during 2023, we terminated non-performing dealers resulting in impairments for costs incurred with such dealers for which we could not recover of $12.3 million. Based on historical experience, we may continue to incur charges of this nature.

General and Administrative Expense

	Year Ended December 31,
	2023	2022	Change	% Change
	(in thousands)
Payroll and employee related expense	$191,901	$117,611	$74,290	63%
Provision for current expected credit losses and other bad debt expense	46,199	43,018	3,181	7%
Legal, insurance, office and business travel costs	38,472	24,923	13,549	54%
Consultants, contractors and professional fees	36,626	25,378	11,248	44%
Amortization expense	29,583	29,224	359	1%
Software and business technology expense	26,514	15,778	10,736	68%
Depreciation expense not related to solar energy systems and energy storage systems	23,127	11,888	11,239	95%
Marketing expense	16,172	10,317	5,855	57%
Sales, franchise, other taxes and bank fees	10,236	6,259	3,977	64%
ARO accretion expense	4,905	3,701	1,204	33%
Other	6,687	13,907	(7,220)	(52)%
Total	$430,422	$302,004	$128,418	43%

General and administrative expense increased by $128.4 million (+43%) in the year ended December 31, 2023 compared to the year ended December 31, 2022, which is reflective of our commitment to proactively expand our platform to serve a consistently growing base of customers and other stakeholders. Payroll and employee related expenses increased by $74.3 million (+63%) for the additional employees we hired to serve our growing customer base and to perform maintenance services in-house rather than by third parties (which increased by $28.7 million from $21.2 million in 2022 to $49.9 million in 2023) related to maintaining and servicing solar energy systems. We believe expanding our team in this area will position us to reduce third-party expenses that support our core business. Total head count increased 79% in the year ended December 31, 2023 compared to the year ended December 31, 2022 positioning us to scale our costs in future periods when we expect we can reduce the expense on a per-system basis. Payroll and employee-related expenses for employees not related to the operations and maintenance work for our customers increased by $45.5 million (+47%) in the year ended December 31, 2023 compared to the year ended December 31, 2022. Legal, insurance, office and business travel costs increased by $13.5 million (+54%) and consultants, contractors and professional fees increased by $11.2 million (+44%) both due to this same growth of customers. Depreciation expense not related to solar energy systems and energy storage systems increased by $11.2 million (+95%) primarily related to our software and business technology projects, for which depreciation on those assets increased $10.4 million primarily due to an additional $57.5 million of capitalized software and business technology projects being placed in service during 2023. Provision for current expected credit losses and other bad debt expense primarily represents adjustments to the allowance for credit losses for customer notes receivable that is estimated over the contractual term of the loan agreements based on the best available data at the time. Provision for current expected credit losses and other bad debt expense increased by $3.2 million (+7%) in the year ended December 31, 2023 compared to the year ended December 31, 2022 due to an increase in loan originations of 9%. In addition, the other increases in general and administrative expense as outlined in the table above are also attributed to our growth in customers.

2.With regard to the explanations provided to clarify how various adjustments have the character or utility that you have ascribed, you explain in part that non-cash inventory and other non-cash impairments are excluded from your non-GAAP measures as "non-routine or event-specific items unrelated to [your] core business" and "not indicative of or necessary for the ongoing operating performance of [your] business...," although you provide no examples or insight as to why or how this would be the case.

You further explain that direct sales costs and cost of revenue related to cash sales and inventory sales are excluded from your non-GAAP operating expense measure because these are "growth-related expenditures...[that] are more similar to the investing activities" and may create future value.  You state that you do not regard such costs to be indicative of the costs that you expect to incur in future periods "to service and maintain" your ongoing operations, although similarly without the details necessary to understand how costs are being evaluated relative to your criteria or why these should be viewed as capital expenditures, i.e. as having a character different than ascribed under GAAP.

We generally regard activities related to managing inventory levels, to include purchasing, selling, and valuation adjustments that result in impairments, as characteristic of normal operations, recurring and integral to revenue generating activities, and therefore relevant to both GAAP and non-GAAP measures of operating performance.

We do not see within the context of your disclosures in MD&A correlation with your representation that non-GAAP operating expense is "a measure of the operating expenses required to maintain the assets that generate [your] ongoing revenue...." For example, you have not identified any components of revenue that you regard as anomalous and unlikely to reoccur, as suggested by your commentary on the non-GAAP measure of expense, and which would ordinarily be necessary to address the requirement in Item 303(a) of Regulation S-K to "focus specifically on material events and uncertainties known to management that are reasonably likely to cause reported financial information not to be necessarily indicative of future operating results or of future financial condition."

Unless you are able to show how the activity reflected in the adjustments pertaining to inventory and cost of sales are unrelated to operations or anomalous with respect to the business, we expect that you would need to either revise the non-GAAP measures to eliminate the adjustments, or if you are endeavoring to distinguish between core and non-core operations, to more clearly identify and differentiate between such operations throughout MD&A, to include revenues and associated costs of revenues, and to show how your non-GAAP measures are aligned with that segmentation.

RESPONSE:

We acknowledge the Staff's comment and respectfully refer the Staff to our response to comment #1 above. We propose to remove these non-GAAP measures from our future periodic filings, earnings releases and investor presentations, which eliminates the adjustments specifically referenced in the Staff's comment.

3.If your future disclosures of Adjusted EBITDA and Adjusted Operating Expenses include adjustments that are intended to differentiate between core and non-core operations, please ensure there is context for such differentiation in MD&A.

Please refer to Question 100.01 and 100.04 of our Compliance & Disclosure Interpretations related to Non-GAAP Financial Measures, concerning adjustments that may cause a non-GAAP measure to be misleading, and adjustments having the effect of changing the recognition and measurement principles required under GAAP, in formulating the revisions that you propose to address the comments in this letter.

RESPONSE:

We acknowledge the Staff's comment and respectfully refer the Staff to our response to comment #1 above. We propose to remove these non-GAAP measures from our future filings, earnings releases and investor presentations, which eliminates the adjustments specifically referenced in the Staff's comment.

4.Please address the requirements in Rule 5-03.1 and 2 of Regulation S-X to separately report on the face of the statements of operations net sales of tangible products; operating revenues of public utilities or others; income from rentals; revenues from services; and other revenues; as well as the costs associated with each such category of revenues.

RESPONSE:

We appreciate the Staff's comment and will revise our presentation of revenue and costs applicable to such revenues in future filings to better reflect the requirements of Rule 5-03.1 and 2 of Regulation S-X.

We have provided readers of our financial statements with the detailed presentation of revenue in Note 2, Significant Accounting Policies, in our 2023 Form 10-K, which we present below for clarity:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
PPA revenue	$123,646	$104,563	$86,087
Lease revenue	147,788	100,070	71,784
Inventory sales revenue	185,855	195,979	—
Service revenue	16,197	4,178	2,049
Direct sales revenue	60,590	8,484	1,212
Solar renewable energy certificate revenue	50,375	48,698	41,537
Cash sales revenue	96,072	72,425	27,176
Loan revenue	34,716	18,601	7,768
Other revenue	5,414	4,692	4,139
Total	$720,653	$557,690	$241,752

The notes to the financial statements detail the required information to be disclosed under Rule 5-03.1 of Regulation S-X regarding revenues; however, we appreciate the Staff's comment and will include the additional categories on the face of the Consolidated Statements of Operations. Accordingly, in our future filings we will present revenue in the Consolidated Statements of Operations in the categories shown below to better align with the requirements in Rule 5-03.1 of Regulation S-X:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Revenue:
Customer agreements and incentives	$378,136	$280,801	$213,364
Solar energy system and product sales	342,517	276,889	28,388
Total revenue	$720,653	$557,690	$241,752

In addition, in our future filings we will present the detail of revenue in Note 2, Significant Accounting Policies, as shown below in order to reconcile and agree to the face of our Consolidated Statements of Operations:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
PPA revenue	$123,646	$104,563	$86,087
Lease revenue	147,788	100,070	71,784
Solar renewable energy certificate revenue	50,375	48,698	41,537
Loan revenue	34,716	18,601	7,768
Service revenue	16,197	4,178	2,049
Other revenue	5,414	4,691	4,139
Customer agreements and incentives	378,136	280,801	213,364
Inventory sales revenue	185,855	195,980	—
Cash sales revenue	96,072	72,425	27,176
Direct sales revenue	60,590	8,484	1,212
Solar energy system and product sales	342,517	276,889	28,388
Total	$720,653	$557,690	$241,752

We have also provided the costs associated with revenue in several categories on the face of the Consolidated Statements of Operations in our 2023 Form 10-K and we present this below for clarity:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue—depreciation	$130,261	$96,280	$76,474
Cost of revenue—inventory sales	176,371	178,310	—
Cost of revenue—other	120,865	52,487	21,834

To align the presentation of these costs of revenue with the presentation of revenue per the requirements of Rule 5-03.2 of Regulation S-X, in our future filings we will present these costs on the face of the Consolidated Statements of Operations in the categories shown below:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Cost of revenue—customer agreements and incentives	$149,206	$103,586	$82,994
Cost of revenue—solar energy system and product sales	278,291	223,491	15,314

As the break-out of revenue was previously disclosed in Note 2, Significant Accounting Policies, and as the cost of revenue was broken out in various categories on the face of the Consolidated Statements of Operations in our 2023 Form 10-K, we do not believe the omission of the information on the face of the Consolidated Statements of Operations was material. As noted, we will revise the presentation in future filings.

If you have any questions with respect to the foregoing, or if any additional information is required by the Staff, please contact Travis Wofford of Baker Botts L.L.P. at (713) 229-1315.

Sincerely,

SUNNOVA ENERGY INTERNATIONAL INC.

By:    /s/ Eric Williams
Eric Williams
Executive Vice President, Chief Financial Officer

cc:    David Searle, Sunnova Energy International Inc.
    Travis Wofford, Baker Botts L.L.P.